UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Ophthotech Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683745103

(CUSIP Number)

HBM Healthcare Investments (Cayman) Ltd.

Governors Square, Suite #4-212-2

23 Lime Tree Bay Ave., West Bay

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1.	Name of Reporting Persons HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,153,572(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,153,572(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,153,572(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 13,670 shares of Common Stock  underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 33,341,025 shares of the Issuer’s Common Stock outstanding as of May 9, 2014 as reported in Issuer’s Report on Form 10-Q filed on May 13, 2014.

Explanatory Note:  This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 10, 2013 (the “Original 13D,” and, together with Amendment No. 1, the “Schedule 13D”) filed by the Reporting Person. This Amendment No. 1 is being filed to disclose the reduction in the Reporting Person’s percentage of beneficial ownership of the outstanding shares of the Issuer’s Common Stock in connection with Reporting Person’s sale of Common Stock.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original 13D.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The Reporting Person sold an aggregate of 500,000 of Common Stock in a block sale on May 13, 2014 at a price of $29.75 per share for gross proceeds of approximately $14,875,000.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)— (b) As of this date of this filing, the Reporting Person directly beneficially owns 3,139,902 shares of Common Stock and Warrants to purchase an aggregate of 13,670 shares of Common Stock, which in the aggregate constitutes approximately 9.45%(1) of the Issuer’s outstanding Common Stock.

(c)           The Reporting Person has sold 500,000 shares of Common Stock in a block sale on May 13, 2014.

(1)  This percentage is calculated based upon 33,341,025 shares of the Issuer’s Common Stock outstanding as of May 9, 2014 as reported in Issuer’s Report on Form 10-Q filed on May 13, 2014.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2014	HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

	By:	/s/ Jean-Marc Lesieur
Name: Jean-Marc Lesieur
Title: Director